UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
 SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-50092

OCEAN SMART, INC.

(Exact name of registrant as specified in its charter)

400 Professional Drive, Suite 310,
Gaithersburg, Maryland 20878

 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.0001 per share
Series A preferred, par value $.001; Series B Preferred, par value $.001; Series C Preferred, par value $.001;
and Series D Preferred, par value $.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share:	56
Series A Preferred, par value $.001 per share Series B Preferred, par value $.001 per share Series C Preferred. Par value $.001 per share Series D Preferred, par value $..1 per share	13 3 2 9

        Pursuant to the requirements of the Securities Exchange Act of 1934 Ocean Smart, Inc.  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 14, 2010	By:	/s/ ROBERT SAUNDERS
Robert Saunders
Chief Executive Officer